Contact

www.linkedin.com/in/ellegriffin
(LinkedIn)
ellegriffin.com (Personal)
ellegriffin.substack.com (Blog)

Top Skills

Writing
Editing
Publishing

Languages

English
French

Certifications

Screenwriting, Sundance Co//ab
Digital Marketing Certificate

Publications

Author

Elle Griffin

Founder of The Elysian
Salt Lake City Metropolitan Area

Summary

I write The Elysian, a newsletter imagining a better future. Subscribe at elysian.press

In 2023, I was named a Roots of Progress Fellow, and in 2022 I was a Substack Fellow. My newsletter has been featured by BBC, Business Insider, Fast Company, Publisher's Weekly, Means of Creation, and Morning Brew.

I am also a freelance journalist with bylines at Esquire, Forbes, Every, and The Muse. A portfolio of my work can be found at ellegriffin.com/portfolio.

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Experience

The Elysian
Founder
January 2021 - Present (4 years 4 months)

I write a newsletter about the future of nation-states, companies, and humanity. Subscribe at elysian.press

The Roots of Progress
Roots of Progress Fellow
2023 - 2023 (less than a year)

I am thrilled to be one of 20 progress writers selected for The Roots of Progress Fellowship. Mentored by some of the great progress writers of our time, including Tyler Cowen, Steven Pinker, and Alec Stapp, I'm honored to grow my work in this field.

Utah Business
Editor-In-Chief
2018 - 2023 (5 years)
Greater Salt Lake City Area

I worked as the editor-in-chief at Utah Business where I overhauled content, direct a redesign, and exponentially increased web traffic and newsletter subscribers. My articles can be found at ellegriffin.com/ub.

Esquire magazine
Contributor
2022 - 2022 (less than a year)

Substack
Substack Fellow
2022 - 2022 (less than a year)

In 2022, was awarded one of 10 places in Substack's coveted fellowship program. They invested $7,000 in my newsletter, provided weekly classes to support my growth, and paired me with a mentor who would help me grow my newsletter business.

Forbes
Syndication Editor, Contributor
2018 - 2018 (less than a year)

I worked as a syndication editor and contributing writer for Forbes—pitching, editing, optimizing, and scheduling content for all partner channels.

TheMuse.com
Editorial Fellow
2017 - 2018 (1 year)
Salt Lake City Metropolitan Area

After closing my magazine, I got a job at The Muse where I planned content, and wrote, edited, optimized, and uploaded articles as part of a fellowship. My author profile can be found at themuse.com/author/elle-griffin.

Savy Agency
Staff Writer
2016 - 2017 (1 year)

My first full-time writing job was writing marketing copy for 25 small businesses as a staff writer for Savy Agency.

Over The Moon Magazine
Founder, Editor-In-Chief
2013 - 2017 (4 years)
San Francisco Bay Area

For four years, I was the founder and editor-in-chief of Over The Moon Magazine. With three employees and more than 100 writers we developed a devoted community of more than 30,000 subscribers. Unfortunately, we ran out of runway and folded in 2017.

EveryoneSocial
Head of Content // Head of Marketing
2015 - 2016 (1 year)
Salt Lake City Metropolitan Area

When I moved to Utah, I continued my work in tech marketing and content marketing for the social advocacy platform EveryoneSocial. I left to be a full-time writer.

Radiant Logic
4 years

Head of Content // Head of Marketing
2010 - 2014 (4 years)
San Francisco Bay Area

After a few months, I was promoted to head of content and marketing director where I hired and managed a team of ten as the company grew, overseeing a marketing budget of $2.5 million annually and a marketing strategy that encompassed advertising, public relations, editorial, website, analyst, conference, and social media campaigns.

Content Manager
2010 - 2010 (less than a year)
San Francisco Bay Area

Originally hired for my project management and editorial skills, I started at the Bay Area tech startup Radiant Logic with a three-month project to overhaul the company's marketing materials including white papers, product brochures, website pages, and webinars.

Williams-Sonoma, Inc.
1 year

Content Manager
2009 - 2010 (1 year)
San Francisco Bay Area

My first writing job was a one-year project managing a five-person editorial team in a content overhaul of the Williams-Sonoma catalog.

Assistant Buyer

2009 - 2009 (less than a year)

I started at Williams-Sonoma as assistant buyer of cutlery and cookbooks, thus began my education in writing.

AMERICAN EAGLE OUTFITTERS INC.
Assistant Buyer
2008 - 2009 (1 year)
Pittsburgh, Pennsylvania, United States

My first job as a fashion merchandising major was as assistant buyer for the men's dorm department at American Eagle Outfitters. I quickly realized it wasn't fashion I loved about the magazines I pasted to my high school walls, but the writing.

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Education

Texas Christian University
Bachelor of Science, Fashion Merchandising, French · (2005 - 2007)

University of Dayton
Graduate Program, Mariology · (2014 - 2019)